

Mr. Craig Stout
Chief Financial Officer
Vemics, Inc.
523 Avalon Gardens Drive
Nanuet, New York 10954

January 19, 2010

> **RE:** **Vemics, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2009**
> **Filed October 13, 2009**
> **File No. 0-52765**

Dear Mr. Stout:

We issued comments to you on the above captioned filings on December 17, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 2, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 2, 2009, we will, consistent to our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director